UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CAPITOL BANCORP LTD.
(Exact name of registrant as specified in its charter)
___________________

Michigan (State of incorporation or organization)	38-2761672 (I.R.S. Employer Identification No.)
200 N. Washington Square, Fourth Floor, Lansing, MI (Address of principal executive offices)	48933 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                Title of Each Class                                                            Name of Each Exchange on Which
                      to be so Registered                       Each Class is to be Registered

                Series A Noncumulative Convertible                      The NASDAQ Stock Market LLC
             Perpetual Preferred Stock, no par value per share

Securities to be registered pursuant to Section 12(g) of the Act:

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [  ]

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.  Description of Securities to be Registered.

    Capitol’s Articles of Incorporation, as amended, authorize the issuance of up to 20,000,000 shares of preferred stock, 666,830 of which are designated as Series A Noncumulative Convertible Perpetual Preferred Stock.

    Holders of shares of the Series A Preferred will generally have no voting rights, except as specifically required by Michigan law. If the shares of the Series A Preferred are converted into shares of Capitol’s common stock, the common stock will have the same voting rights as all other shares of Capitol’s common stock.

    If declared by Capitol’s board of directors, cash dividends at an annual rate of 8.0% will be paid quarterly in arrears on the last day of March, June, September and December commencing December 31, 2009. Dividends will not be paid on Capitol common stock in any quarter until the dividend on the shares of the Series A Preferred has been paid for such quarter; however, there is no requirement that Capitol’s board of directors declare any dividends on the shares of the Series A Preferred and any unpaid dividends shall not be cumulative.  The shares of the Series A Preferred will not participate in any dividends or distributions on Capitol’s common stock.

    Each share of the Series A Preferred is immediately convertible at the option of the holder into 6.25 shares of Capitol common stock, subject to adjustment upon certain corporate events. The initial conversion rate is equivalent to an initial conversion price of $16.00 per share of Capitol common stock. At the option of Capitol, on and after December 31, 2013, at any time and from time to time, some or all of the shares of the Series A Preferred may be converted into shares of Capitol’s common stock at the then-applicable conversion rate.  After December 31, 2013, shares of the Series A Preferred will also remain convertible at the option of the holder of such shares of the Series A Preferred at then applicable conversation ratio.  As of August 11, 2009, the closing price of Capitol’s common stock was $4.23 as reported by NYSE.  Capitol has historically paid dividends on its common stock.  Most recently, Capitol has suspended its common stock dividends.  There can be no assurance that Capitol will pay dividends on its common stock in the future.

    The Series A Preferred will rank senior to Capitol’s common stock and any other stock that is expressly made junior to the Series A Preferred as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of Capitol.  Upon the occurrence of certain reorganization events, each share of the Series A Preferred outstanding immediately prior to such reorganization event will, without the consent of the holders of the Series A Preferred, become convertible into the kind and amount of securities, cash and other property receivable in such reorganization event (without any interest thereon, and without any right to dividends or distribution thereon which have a record date that is prior to the applicable conversion date) per share of Capitol common stock by a holder of Capitol common stock.

    Capitol intends to apply to list the shares of the Series A Preferred on the NASDAQ Capital Market under the symbol “CBCP.P.”

SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                                                                        CAPITOL BANCORP LTD.

Dated: August 12, 2009                                                                                                                  /s/Cristin K. Reid
                               By: Cristin K. Reid
                               Its:  Corporate President